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October 17, 2014

VIA EDGAR

CONFIDENTIAL

Jay Ingram, Legal Branch Chief

Sherry Haywood, Staff Attorney

Anne McConnell, Staff Accountant

Melinda Hooker, Staff Accountant

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Sky Solar Holdings, Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed September 18, 2014
File No. 333-198817

Ladies and Gentlemen:

Sky Solar Holdings, Ltd. (the “Company”) has requested that we respond to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 15, 2014, relating to the Company’s registration statement on Form F-1 publicly filed with the Staff on September 18, 2014 (the “September 18 Registration Statement”).

We wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference, and the page number references relate to the September 18 Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the September 18 Registration Statement.

The Company respectfully advises the Staff that it will bulk print its preliminary prospectuses and begin its road show early next week.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK

PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Notes to the Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

1.              We have read your response to comment two in our letter dated October 7, 2014 and have the following additional comments:

In order to effectively respond to the Staff’s additional comments, the Company would first like to take the opportunity to summarize the transaction and provide some additional background to the Staff.

As disclosed in Note 32 on page F-64 of the September 18 Registration Statement, the purpose of the exchange was to settle US$64.6 million in receivables owed to the Group from ChaoriSky Solar Energy S.a.r.l., or ChaoriSky Solar, and its subsidiaries and contemporaneously dispose its 30% equity interest in ChaoriSky Solar (the Settled Assets), in exchange for five unleveraged IPP solar parks. The settlement was accounted for as a business combination in accordance with IFRS 3, as the net assets received represent a business.  After a lengthy negotiation with the 70% controlling shareholder of ChaoriSky Solar, Shanghai Chaori Solar Energy Science & Technology Co., Ltd., or Chaori, and a thorough evaluation of Chaori’s financial position, as was discussed in previous responses to the Staff, the Company determined, prior to finalizing the exchange that receipt of the five IPP solar parks with a commensurate value represented the most attractive offer for the Settled Assets.

As previously discussed in the Company’s response filed on October 14, 2014, the Company began negotiating the settlement with Chaori in May 2013. As part of the negotiation process, ChaoriSky Solar engaged a third-party valuer to perform a valuation of all solar parks owned by ChaoriSky Solar as of May 31, 2013. A discounted cash flow model was used to value each of the IPP solar parks. Based on the results of the valuation, a settlement plan was agreed, pursuant to which the Company choose five IPP solar parks in Greece with an estimated fair value commensurate with the US$64.6 million owed to the Group, as consideration for the settlement noted above.

The Company would further like to advise the Staff that, as part of this negotiation process, the third-party valuer was asked to assign “adjusted net asset values” to each of the legal entities containing the IPP solar parks and the consolidated group, ChaoriSky Solar.  The parties agreed that these adjusted net asset values should be determined by adding the estimated fair value of the IPP solar parks to the carrying amounts for all other assets and liabilities on the books of the respective entities as of May 31, 2013.  The adjusted net asset values assigned in this manner was then referenced as the purchase price included in the legal contracts entered into to affect the exchange. The aggregated adjusted net asset values assigned to the entities holding the 5 IPP solar parks acquired in the business combination was determined to be US$18.8 million as of May 31, 2013.  Accordingly, this adjusted net asset value is on a leveraged basis, and as such includes the US$27.7 million payable to the Group and US$25.0 million debt payable to Chaori Sky Solar, which were initially assumed as part of the exchange and then net settled. The adjusted net asset value assigned to ChaoriSky Solar was approximately EUR15.3 million (approximately US$ 21.1 million) and the Group’s 30% interest was assigned 30% of this amount, or approximately, US$6.3 million.

With that as further background, the Company respectfully notes the following in response to the Staff’s additional comments:

•                                          In regard to the US$0.6 million liability you incurred to ChaoriSky Solar, please more fully explain to us what this net payable represents and how the amount was determined.

The objective and substance of the transactions was to exchange US$64.6 million in receivables and 30% equity interest in ChaoriSky Solar ( the Settled Assets) for five IPP solar parks of a commensurate value.  The assignment of the adjusted net asset values to each of the entities subject to the exchange, allowed the parties to the negotiation to determine, prior to executing the exchange whether a net payable or receivable would result, after all amounts payable and receivable had been netted.  Therefore, as shown in the table below the US$0.6 million in liability was incurred to ChaoriSky Solar, as the net result of the transactions and this immaterial amount was not determined or negotiated separately, but was understood by the Company at the time the transaction was executed, and therefore constitutes part of the consideration transferred in accordance with IFRS 3.

Amounts in US$ million
Receivable due from ChaoriSky Solar	64.6
Add:
Sale consideration for 30% minority equity interest	6.3
Less:
A/R due to the Group waived	27.7
Assumption of liabilities payable to ChaoriSky Solar	25.0
Consideration payable based on adjusted net asset of the 5 solar parks	18.8
Net payable to ChaoriSky Solar at the completion of the acquisition	0.6

•                                          In regard to the US$18.8M payable to ChaoriSky Solar and the US$6.3M amount due from Chaori HK, please more fully explain to us what each amount represents and how each amount was determined. Please also more fully explain to us if and how each amount was considered in determining the consideration transferred.

As discussed above, the US$18.8 million payable to ChaoriSky Solar represents the assigned “adjusted net asset values” of the five entities holding the IPP solar parks in total and the US$6.3 million due from Chaori HK, represents 30% of the assigned “adjusted net asset value” of ChaoriSky Solar.

The Company does not believe these amounts are representative of what was received in the acquisition.  In determining what constituted consideration transferred under IFRS 3, paragraph 37, the Company viewed the US$0.6 million to be the “liabilities incurred by the acquirer to former owners.”  Said another way, because the US$18.8 million and US$6.3 million were net settled on the date of exchange, the Company believed it must look to the substance of the transaction, in determining what constituted part of the consideration transferred under IFRS 3, which is the net effect of settlement, or US$ 0.6 million.

•                                          We note the consideration transferred included the transfer of the 30% equity interest in ChaoriSky Solar for nil. Please tell us how you determined the fair value of the equity interest to be nil, particularly in light of the $65 million fair value you estimated for the 5 IPP parks you acquired that formed only a part of ChaoriSky Solar. Please refer to IFRS 3.38.

In accounting for the transaction, the Company considered the guidance in IFRS 3 paragraph 38, which states in part as follows:

The consideration transferred may include assets or liabilities of the acquirer that have carrying amounts that differ from their fair values at the acquisition date (for example, non-monetary assets or a business of the acquirer). If so, the acquirer shall remeasure the transferred assets or liabilities to their fair values as of the acquisition date and recognise the resulting gains or losses, if any, in profit or loss.

In accordance with this guidance, the Company considered whether the nil carrying amount of the 30% minority interest, as disclosed in Note 24 was different than its fair value at the acquisition date, and concluded it was not.

The Company notes that IFRS 13, paragraph defines fair value as follows:

…the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Specifically, the fair value of this consideration was determined to be nil, based on the nature of the minority equity interest, the fact that ChaoriSky Solar is highly leveraged at the group level, and the poor financial condition of the majority shareholder, Chaori.  Further, the Company does not believe that US$6.3 million represents the fair value of the minority interest, as the exercise to arrive at that amount, was not done with the purpose of arriving at a fair value for the minority interest in accordance with IFRS 13, paragraph 9.

Lastly, with respect to the US$65.2 million fair value associated with the five IPP solar plants, the Company submits that this fair value is on a debt-free basis.  ChaoriSky Solar is a much larger group with a total of 22 solar parks prior to the transaction (13 in Greece and 9 in Bulgaria), some of which were in deficit position as of the valuation date.  It also carried approximately US$72 million bank borrowings for solar parks located in Bulgaria. Accordingly, given the highly leveraged balance sheet, one is unable to infer a value with respect to ChaoriSky  Solar on a consolidated basis, based on these individual asset values.

•                                          If the 30% equity interest in ChaoriSky Solar had a fair value greater than nil, please explain to us your consideration of whether a day one impairment may have existed as of the acquisition date.

The Company respectfully notes that the carrying amounts of  30% equity interest was zero and the carrying value of the accounts receivable given up was US$64.6 million, for which the entity received a commensurate value in assets in the exchange.  Accordingly, based on the substance of the transaction, the Company does not believe that a gain or loss should result.  The Company notes that any value which one might have ascribed to the equity interest would first have resulted in a gain, under application of IFRS 3, paragraph 38 and a corresponding impairment charge, which would have resulted in no impact to net income, and no material impact to the financial statement taken as a whole.

*               *               *               *

If you have any questions regarding this submission, please contact the undersigned by phone at +852-2978-8002 or shuang.zhao@shearman.com. Questions relating to accounting and auditing matters of the Company may also be directed to Mr. Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered accounting firm of the Company, at +86-21-6141 1990 or nlin@deloitte.com.cn.

Very truly yours,

/s/ Shuang Zhao
Shuang Zhao

Enclosures

cc:                                Amy Zhang, Chief Executive Officer, Sky Power Holdings Ltd.
Jonathan Zonis, Clifford Chance US LLP

Neo Lin, Deloitte Touche Tohmatsu Certified Public Accountants LLP